Exhibit 99.3

RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

The following table shows the ratios of earnings to fixed charges for TOTAL S.A. and its subsidiaries and affiliates (collectively, “TOTAL” or the “Group”), computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and as adopted by the European Union, for the fiscal years ended December 31, 2012, 2011, 2010, 2009 and 2008.

	Years Ended December 31,
	2012	2011	2010	2009	2008
For the Group (IFRS)	24.50	27.31	29.11	21.11	20.86

Earnings for the computations above under IFRS were calculated by adding pre-tax income from continuing operations before adjustment for non-controlling interests in consolidated subsidiaries or income or loss from equity investees, fixed charges and distributed income of equity investees. Fixed charges for the computations above consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense and that portion of rental expense representative of the interest factor.

CAPITALIZATION AND INDEBTEDNESS OF TOTAL

(Unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of the Group as of December 31, 2012, prepared on the basis of IFRS.

At December 31, 2012
(in millions of euros)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	4,624
Current financial debt	6,392
Current portion of financial instruments for interest rate swaps liabilities	84
Other current financial instruments — liabilities	92
Financial liabilities directly associated with the assets classified as held for sale	793

Total current financial debt	11,985

Non-current financial debt	22,274
Non-controlling interests	1,281
Shareholders’ equity
Common shares	5,915
Paid-in surplus and retained earnings	71,827
Currency translation adjustment	(1,488)
Treasury shares	(3,342)

Total shareholders’ equity	72,912

Total capitalization and non-current indebtedness	96,467

As of December 31, 2012, TOTAL had an authorized share capital of 3,421,533,930 ordinary shares with a par value of €2.50 per share, and an issued share capital of 2,365,933,146 ordinary shares (including 108,391,639 treasury shares from shareholders’ equity).

As of December 31, 2012, approximately €713 million of TOTAL’s non-current financial debt was secured and approximately €21,561 million was unsecured, and all of TOTAL’s current financial debt of €6,392 million was unsecured. As of December 31, 2012, TOTAL had no outstanding guarantees from third parties relating to its consolidated indebtedness. For more information about TOTAL’s commitments and contingencies, see Note 5 of the Notes to TOTAL’s unaudited interim consolidated financial statements in Exhibit 99.1 to its Form 6-K filed with the Securities and Exchange Commission (“SEC”) on November 5, 2012, and Note 23 of the Notes to TOTAL’s audited consolidated financial statements in its Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on March 26, 2012, as amended on March 27, 2012. Since December 31, 2012, Total Capital International, an affiliate of TOTAL, has issued non-current financial debt of $250 million (or approximately €188 million using the February 15, 2013, European Central Bank reference exchange rate of €1 = $1.33), and Total Capital Canada Ltd., an affiliate of TOTAL, has issued non-current financial debt of $3 billion (or approximately €2,256 million using the February 15, 2013, European Central Bank reference exchange rate of €1 = $1.33).

On February 12, 2013, the Board of Directors of TOTAL S.A. decided to propose at the May 17, 2013 Annual Shareholders Meeting a fourth quarter interim dividend of €0.59 per share, representing approximately €1.4 billion, to be paid on June 27, 2013.(1)

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TOTAL since December 31, 2012.

(1)   The ex-dividend date for the remainder of the 2012 dividend would be June 24, 2013; for the ADR (NYSE: TOT) the ex-dividend date would be June 19, 2013